SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.6)

                              AMP INCORPORATED
                         (Name of Subject Company)

                              AMP INCORPORATED
                    (Name of Person(s) Filing Statement)

                         Common Stock, no par value
            (including Associated Common Stock Purchase Rights)
                       (Title of Class of Securities)


                                031897-10-1
                   (CUSIP Number of Class of Securities)

                             David F. Henschel
                            Corporate Secretary
                              AMP Incorporated
                               P.O. Box 3608
                    Harrisburg, Pennsylvania 17105-3608
                               (717) 564-0100
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                              With a Copy to:

                             Peter Allan Atkins
                             David J. Friedman
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York 10022-3897
                               (212) 735-3000




      This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement of Schedule 14D-9 dated August 21, 1998, as amended, (the "Schedule 14D-9") filed by AMP Incorporated, a Pennsylvania corporation ("AMP"), in connection with the tender offer by PMA Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ("AlliedSignal"), to purchase all of the issued and outstanding shares of common stock, no par value, of AMP (the "Common Stock"), including the associated Common Stock Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 28, 1989, and as amended on September 4, 1992, August 12, 1998 and August 20, 1998 (the "Rights Agreement"), between AMP and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $44.50 per Share, net to the seller in cash, as disclosed in its Tender Offer Statement on Schedule 14D-1, dated August 10, 1998, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998, and the related Letter of Transmittal.

      Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 14D-9.

 ITEM 3.   IDENTITY AND BACKGROUND.

      Item 3 is hereby amended as follows:

      The second paragraph of the Section entitled "Management Succession" in Item 3(b) is hereby amended to state that the per share exercise price of the option grant made to Mr. Robert Ripp by AMP on August 20, 1998 is $44.85, a 15% premium to the closing price of AMP's Common Stock on August 20, 1998. In connection with the restricted stock award made to Mr. Ripp by AMP on August 20, 1998, such paragraph is also amended to state that (A) upon the occurrence of a Change of Control a cash payment would be made for any then outstanding restricted shares on the date such shares would otherwise have vested (i.e., on Mr. Ripp's normal retirement date or at his earlier death, disability or mutually agreed upon termination of employment); provided, that if this cashout provision would adversely affect AMP's ability to consummate a transaction which is to be accounted for as a pooling of interests, the restricted shares would not be cashed out, but rather the shares would be cancelled and the appropriate number of unrestricted shares would be delivered on the otherwise applicable vesting date, and (B) such restricted stock award would be subject to the terms of Mr. Ripp's Executive Severance Agreement. The description of the restricted stock grant to Mr. Ripp provided herein is qualified in its entirety by reference to (A) the revised Restricted Stock Agreement and (B) the revised amendment to Mr. Ripp's Executive Severance Agreement, copies of which are filed herewith as Exhibits 30 and 31, respectively and are incorporated herein by reference. The revised agreements filed herewith supercede and replace the forms of agreements previously filed as Exhibits 2 and 3, respectively, to the Schedule 14D-9.

      The Section entitled "Rabbi Trust" in Item 3(b) is hereby amended by adding the following sentence to the end thereof:

      On August 27, 1998, AMP contributed to the Rabbi Trust an irrevocable letter of credit in an amount equal to $120 million (which amount represents the total contribution currently estimated to be necessary to fund the benefits in the Executive Severance Agreements and the other plans and programs described in this Section with respect to the Rabbi Trust).

 Item 5.   Persons Retained, Employed or to be Compensated.

      Item 5 is hereby amended by inserting the following paragraphs before the last paragraph thereof:

      AMP has retained Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisor for a period of twelve months with respect to the AlliedSignal Offer and the Consent Solicitation pursuant to a letter agreement, dated August 26, 1998 (the "DLJ Engagement Letter"), between DLJ and AMP. The DLJ Engagement Letter provides for the payment to DLJ of an initial advisory fee of $750,000, payable upon execution of the DLJ Engagement Letter (the "DLJ Initial Advisory Fee"), plus a fee of $1,500,000, payable every 90 calendar days (not to exceed $6,000,000 in the aggregate) with the first payment payable 90 days after the date of the DLJ Engagement Letter (the "DLJ Quarterly Advisory Fees"); provided, however, that no additional DLJ Quarterly Fees shall be payable after a Transaction (as defined below) has been consummated. In addition, if during the term of the DLJ Engagement Letter or within two years after expiration or termination of the DLJ Engagement Letter AMP consummates a sale, merger, consolidation or any other business combination with AlliedSignal or any third party, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of AMP (a "Transaction") or enters into an agreement providing for a Transaction which is subsequently consummated, a transaction fee equal to 0.09% of the Transaction Consideration (as defined below) involved in the Transaction (the "DLJ Transaction Fee") shall be payable to DLJ. If during the term of the DLJ Engagement Letter or within two years after the expiration or termination of the DLJ Engagement Letter, in response to the AlliedSignal Offer AMP shall (i) conduct a repurchase of a significant amount of its securities, a recapitalization or a spin-off, split-off or other extraordinary dividend of cash, securities or other assets to its shareholders or (ii) acquire all or a substantial amount of the business, securities or assets of another company, in one or a series of transactions, by purchase, merger, consolidation or any other business combination (each such transaction, an "Alternate Transaction"), a customary transaction fee shall be payable to DLJ as shall be determined by mutual agreement between DLJ and AMP (the "DLJ Alternate Transaction
 Fee") based on the total consideration paid or payable in such transaction and such other factors as AMP and DLJ shall mutually agree. The DLJ Initial Advisory Fee will be credited (to the extent paid) against any fees payable pursuant to the DLJ Quarterly Advisory Fees; and the DLJ Initial Advisory Fee and the DLJ Quarterly Advisory Fees will be credited (to the extent paid) against any fees payable pursuant to the DLJ Transaction Fee. The term "Transaction Consideration" shall mean the total fair market value (on the date of payment) of all consideration (including cash, securities, property, all debt remaining on AMP's financial statements and other indebtedness and obligations assumed and any other form of consideration) received or receivable, directly or indirectly, by AMP or its shareholders in connection with a Transaction.

      In the event of a change in the composition of the Board such that a majority or more of the members of the Board holding such position were not nominated by the directors in office as of the date of the DLJ Engagement Letter, all remaining unpaid DLJ Quarterly Advisory Fees shall immediately become due and payable. In such event, DLJ shall continue to be entitled to a DLJ Transaction Fee.

      In addition to the fees described above, AMP has agreed to reimburse DLJ for DLJ's out-of-pocket expenses (including fees and expenses of counsel) incurred by DLJ in connection with its engagement under the DLJ Engagement Letter. AMP has also agreed to indemnify DLJ and its affiliates against certain liabilities incurred in connection with its performance under the DLJ Engagement Letter.

      In addition to the services to be provided by DLJ pursuant to the DLJ Engagement Letter, AMP has agreed to (i) offer DLJ the role of co-arranger or counterparty, as applicable, in connection with any external financing, foreign exchange or derivatives transactions undertaken by AMP in connection with services provided by DLJ pursuant to the DLJ Engagement Letter; and (ii) offer DLJ the role of co-managing underwriter, co-placement agent, co-initial purchaser or co-dealer manager, as the case may be, in connection with any offering of debt or equity securities to the public, any private placement of debt or equity securities or any tender offer or exchange offer for debt or equity securities during the term of the DLJ Engagement Letter; provided, however, that DLJ shall not be obligated to accept such role. The fees and terms applicable to the performance of any such additional services by DLJ shall be set forth in separate letter agreements containing terms and provisions mutually agreed upon by DLJ and AMP.

      In the ordinary course of its business, DLJ and its affiliates may actively trade the debt and equity securities of AMP, AlliedSignal or other entities that may be involved in a Transaction or an Alternate Transaction for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits are filed herewith:

      Exhibit
         No.    Description
      --------  -----------

      30 Restricted Stock Agreement, dated as of August 20, 1998, between AMP and Robert Ripp.

      31 Amendment to Executive Severance Agreement, dated as of August 8, 1998, between AMP and Robert Ripp.

      32        Letter to shareholders, dated September 1, 1998.


                              o     o     o


      This document and the exhibits attached hereto may contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, which are intended to be covered by the safe harbors created thereby. Such statements should be considered as subject to risks and uncertainties that exist in AMP's operations and business environment and could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on Form 10-K for the year ended December 31, 1997, a copy of which is filed as Exhibit 19 to the Schedule 14D-9.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:    September 1, 1998                 AMP Incorporated


                                             By: /s/ Robert Ripp
                                                 _____________________
                                                Name:  Robert Ripp
                                                Title: Chairman and Chief
                                                       Executive Officer




                               EXHIBIT INDEX

      The following exhibits are filed herewith:

      Exhibit
         No.    Description
      -------   -----------

      30 Restricted Stock Agreement, dated as of August 20, 1998, between AMP and Robert Ripp.

      31 Amendment to Executive Severance Agreement, dated as of August 8, 1998, between AMP and Robert Ripp.

      32        Letter to shareholders, dated September 1, 1998.